BITE Acquisition corp.

30 West Street, No. 28F

New York, New York 10004

February 11, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Irene Barberena-Meissner

Re:	Bite Acquisition Corp.
Registration Statement on Form S-1
File No. 333-252406

Dear Ms. Barberena-Meissner:

Bite Acquisition Corp. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-252406), be accelerated under Rule 461 of the Securities Act of 1933, as amended, so that it will be declared effective at 4:00 p.m., Eastern time, on Thursday, February 11, 2020, or as soon thereafter as possible.

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Sincerely,

Bite acquisition corp.

By:	/s/ Alberto Ardura Gonzalez
	Name:	Alberto Ardura Gonzalez
	Title:	Chief Executive Officer

[Signature Page to Acceleration Request]